# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sow Good Inc., CIK 0001490161
CUSIP: 84612H106
Title of class of securities: Common Stock, $.001 par value
Address of issuer's principal executive offices: 1440 N. UNION BOWER, IRVING, Texas (TX), 75061
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000892712-24-000138
Filed by CIK 0001144819

## Reporting persons
- CALM WATERS PARTNERSHIP: type of reporting person: partnership (PN); citizenship or place of organization: Wisconsin (WI); sole voting power 0; shared voting power 859,288; sole dispositive power 0; shared dispositive power 859,288; aggregate amount beneficially owned 859,288 (8.4% of the class)
- STRONG RICHARD S: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 47,249; shared voting power 859,288; sole dispositive power 47,249; shared dispositive power 859,288; aggregate amount beneficially owned 906,537 (8.8% of the class)

## Item 1. Issuer
Name of issuer: Sow Good Inc.
Address of issuer's principal executive offices: 1440 N. UNION BOWER, IRVING, TEXAS, 75061.

## Item 2. Person Filing
Name of person filing:
Calm Waters Partnership
Richard S. Strong
Address of principal business office or, if none, residence:
All reporting persons may be contacted at:
c/o Godfrey & Kahn, S.C.
833 East Michigan Street, Suite 1800
Milwaukee, WI 53202
Citizenship:
Calm Waters Partnership is a Wisconsin general partnership.
Richard S. Strong is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 of the cover pages.
Percent of class: See responses to Item 11 of the cover pages.
Sole power to vote or to direct the vote: For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the cover pages.
Shared power to vote or to direct the vote: For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the cover pages.
Sole power to dispose or to direct the disposition: For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the cover pages.
Shared power to dispose or to direct the disposition: For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement (incorporated by reference to Exhibit 1 of the Reporting Persons' Schedule 13G filed with the SEC on November 14, 2024)
https://www.sec.gov/Archives/edgar/data/1144819/000089271224000138/exhibit1.htm

## Signatures
- CALM WATERS PARTNERSHIP: /s/ Richard S. Strong, Richard S. Strong, Managing Partner (01/06/2025)
- STRONG RICHARD S: /s/ Richard S. Strong, Richard S. Strong (01/06/2025)